Exhibit 99.1

Interim Report
As of and for the three months ended March 31, 2026

Cautionary Statements Concerning Forward Looking Statements
Statements contained in this report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These risks and uncertainties include, without limitation:
•our ability to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry;
•our ability to accurately predict the market demand for electrified vehicles;
•our ability to offer innovative, attractive and relevant products;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•the level of competition in the automotive industry, which may increase due to consolidation and new entrants;
•our ability to attract and retain experienced management and employees;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•changes in local economic and political conditions;
•the enactment of tax reforms or other changes in laws and regulations;
•the level of governmental economic incentives available to support the adoption of battery electric vehicles;
•the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for dealers and retail customers
•risks related to the operation of financial services companies;
•our ability to access funding to execute our business plan;
•our ability to realize anticipated benefits from joint venture arrangements;

•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•our ability to maintain effective internal controls over financial reporting;
•developments in labor and industrial relations and developments in applicable labor laws;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and uncertainties of this Interim Report.

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require. This terminology does not affect the separate corporate status of the referenced legal entities, each of which is only responsible for its own obligations.
References to “FCA”, and “FCA Group” mean Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “the merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
References to “ Leapmotor” or “LPM” mean Zheijiang Leapmotor Technology Co., Ltd.
All references in this Interim Report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”). All figures shown are rounded to the nearest tenth of unit presented. Certain totals in the tables included in this report may not add due to rounding.
The Interim Report is furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K.

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

	Three Months Ended March 31,
(€ million, except shipments, which are in thousands of units, and per share amounts)	2026	2025
Combined shipments(1)	1,365	1,233
Consolidated shipments(2)	1,361	1,217

Net revenues	38,132	35,813
Net profit/(loss)	377	(387)
Adjusted operating income (“AOI”)(3)	960	327

Earnings/(loss) per share (“EPS”)(4)
Basic (loss)/earnings per share (€)	0.14	(0.13)
Diluted (loss)/earnings per share (€)	0.14	(0.13)
Adjusted diluted earnings/(loss) per share (€)(5)	0.21	0.04

Ordinary dividends, per share (€)	—	0.68

	Three months ended March 31,
(€ million)	2026	2025
Net cash from/(used in) operating activities	(2,718)	(2,846)
Industrial free cash flows (“IFCF”)(6)	(1,921)	(3,036)

(€ million)	At March 31, 2026	At December 31, 2025
Available liquidity	48,278	49,795
Of which: Industrial Available liquidity	44,136	45,711
Industrial net financial position(6)	9,511	6,694
(1) Combined shipments include shipments from Stellantis' consolidated subsidiaries and unconsolidated joint ventures
(2) Consolidated shipments only include shipments from Stellantis' consolidated subsidiaries
(3) Refer to sections — Non-GAAP financial measures, Company results and Results by segment in this Interim Report for further discussion
(4) Refer to Note 19, Earnings/(loss) per share, in the Interim Condensed Consolidated Financial Statements included in this Interim Report
(5) Refer to sections — Non-GAAP financial measures and Company results in this Interim Report for further discussion
(6) Refer to sections — Non-GAAP financial measures and Liquidity and capital resources in this Interim Report for further discussion

Non-GAAP financial measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Adjusted operating income margin, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. We also present the non-GAAP measure, Adjusted diluted EPS which is not used to monitor our operations but which we believe provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income/(loss): Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
Adjusted operating income/(loss) is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income/(loss) is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income/(loss) is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.
Refer to the sections “Company results” and “Results by segment” below for further discussion and for a reconciliation of this non-GAAP measure to Net profit/(loss), which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted operating income/(loss) should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted operating income/(loss) margin: is calculated as Adjusted operating income/(loss) divided by Net revenues.

Adjusted diluted earnings per share: is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Refer to the section “Company results” below for a reconciliation of this non-GAAP measure to Diluted earnings per share from operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities and (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management. We believe that this measure is useful for investors to facilitate their review and evaluation of the cash generation of our industrial operations, net of investing needs.
Refer to “Liquidity and capital resources” — “Industrial free cash flows” for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents; (ii) financial securities that are considered liquid; (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe it is useful for investors to report the Industrial net financial position to assist in comparability with the industrial operations of our peers. Refer to “Liquidity and capital resources” — “Industrial net financial position” for further information.

Company results
Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements for additional information.
The following is a discussion of the Company's results of operations for the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

	Three Months Ended March 31,
(€ million)	2026	2025
Net revenues	38,132	35,813
Cost of revenues	33,703	32,188
Selling, general and other costs	2,302	2,346
Research and development costs	1,440	1,433
Gains/(losses) on disposal of investments	(12)	(2)
Restructuring costs	98	123
Share of the profit/(loss) of equity method investees	111	(37)
Operating income/(loss)	688	(316)
Net financial expenses/(income)	150	97
Profit/(loss) before taxes	538	(413)
Tax expense/(benefit)	161	(26)
Net profit/(loss)	377	(387)

Net profit/(loss) attributable to:
Owners of the parent	390	(371)
Non-controlling interests	(13)	(16)

Net revenues

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Net revenues	38,132	35,813	6.5%
The following chart presents the Company’s Net revenues walk by operational driver for the three months ended March 31, 2026 compared to the corresponding period in 2025:
Net revenues by operational drive - Q1 2026 compared to Q1 2025 (€ million)
See — Results by segment below for a discussion of Net revenues for each of our five reportable segments (North America, Enlarged Europe, Middle East & Africa, South America and Asia Pacific).
Cost of revenues

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Cost of revenues	33,703	32,188	4.7%
Cost of revenues as % of Net revenues	88.4%	89.9%
The increase in Cost of revenues during the three months ended March 31, 2026 compared to the corresponding period in 2025 was primarily related to increased volumes in North America, Enlarged Europe and Middle East & Africa, partially offset by foreign exchange translation effects.
Selling, general and other costs

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Selling, general and other costs	2,302	2,346	(1.9%)
Selling, general and other costs as % of Net revenues	6.0%	6.6%
Selling, general and other expenses for the three months ended March 31, 2026 remained broadly consistent with those incurred in the corresponding period in 2025.

Research and development costs

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Research and development expenditures expensed	862	733	17.6%
Amortization of capitalized development expenditures	461	575	(19.8%)
Impairment and write-off of capitalized development expenditures	117	125	(6.4%)
Total Research and development costs	1,440	1,433	0.5%

	Three Months Ended March 31,
(€ million)	2026	2025
Research and development expenditures expensed as % of Net revenues	2.3%	2.0%
Amortization of capitalized development expenditures as % of Net revenues	1.2%	1.6%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.3%	0.3%
Total Research and development cost as % of Net revenues	3.8%	4.0%
Research and development expenditures expensed during the three months ended March 31, 2026 increased by 17.6 percent as compared to the corresponding period in 2025 primarily due to (i) higher product serial life activities (quality improvements, value optimization and product actions) aimed at further enhancing the quality of our offerings to customers, and (ii) the expensing of development costs incurred on platforms that were fully impaired in 2025 and are therefore no longer eligible for capitalization.
Amortization of capitalized development expenditures during the three months ended March 31, 2026 decreased by 19.8 percent as compared to the corresponding period in 2025, primarily due to reduced amortization following impairments of assets recognized in 2025.
Impairments of capitalized development expenditures recognized in the three months ended March 31, 2026 were attributable to platform assets in North America. Impairments of capitalized development expenditures recognized in the three months ended March 31, 2025 were attributable to platform assets in North America and South America.

Total Research and development expenditures during the three months ended March 31, 2026 and 2025 were as follows:

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Capitalized development expenditures excl.borrowing costs(1)	613	865	(29.1%)
Research and development expenditures expensed	862	733	17.6%
Total Research and development expenditures	1,475	1,598	(7.7%)

Capitalized development expenditures as % of Total Research and development expenditures	41.6%	54.1%
Total Research and development expenditures as % of Net revenues	3.9%	4.5%
(1) Additions to capitalized development expenditures of €631 million and €923 million adjusted to remove capitalized borrowing costs of €18 million and €58 million for the three months ended March 31, 2026 and 2025, respectively, in accordance with IAS 23 - Borrowing costs (Revised)
Total Research and development expenditures during the three months ended March 31, 2026 decreased compared to the corresponding period in 2025. Research and development expenditures expensed increased by 17.6 percent as mentioned above, and Capitalized development expenditures (excluding borrowing costs) decreased by 29.1 percent, primarily due to (i) lower capitalization resulting from asset impairments, and (ii) timing of new product development activities.
Restructuring costs

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Restructuring costs	98	123	(20.3)%
Restructuring costs decreased during the three months ended March 31, 2026 compared to the same period in 2025, primarily related to lower workforce reductions mainly in Enlarged Europe.
Share of the profit/(loss) of equity method investees

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Share of the profit/(loss) of equity method investees	111	(37)	n.m.
n.m. = not meaningful

The Company recorded a Share of profit of equity method investees for the three months ended March 31, 2026, compared to a Share of loss of equity method investees in the same period in 2025, primarily driven by improved performance in battery and financial services joint ventures.

Net financial expenses/(income)

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Net financial expenses/(income)	150	97	54.6%
Net financial expenses increased for the three months ended March 31, 2026 compared to the same period of 2025. The variance was primarily driven by lower interest income from liquidity investments, reflecting both reduced liquidity levels and a decline in short-term market rates, partially offset by expenses recognized during 2025 upon termination of commodity derivative contracts, which did not recur in 2026.
Tax expense/(benefit)

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Tax expense/(benefit)	161	(26)	187
Effective tax rate	29.9%	6.3%	23.6
The effective tax rate for the three months ended March 31, 2026 was 29.9 percent compared to 6.3 percent for the corresponding period in 2025. The increase primarily reflects the non-recognition of deferred tax assets in Italy and Germany, where pre-tax losses did not give rise to a corresponding tax benefit.
The Company’s ability to realize the full value of its deferred tax assets is dependent upon the generation of future taxable income. Based on recent losses generated in certain jurisdictions for the three months ended March 31, 2026, we are closely monitoring the realizability of our recognized deferred tax assets. If actual future taxable income differs from the current estimates, the Company may be required to de-recognize deferred tax assets, which could materially impact future results.
Net profit/(loss)

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Net profit/(loss)	377	(387)	n.m.
n.m. = not meaningful

For the three months ended March 31, 2026, the Company recorded a Net profit of €377 million compared to a Net loss of €387 million in the same period of 2025. The improvement was primarily driven by higher Net revenues as a result of volume growth in North America, Enlarged Europe and Middle East & Africa partially offset by higher tax expenses.

Adjusted operating income

	Three Months Ended March 31,		Increase/(Decrease)
(€ million)	2026	2025	2026 vs. 2025
Adjusted operating income	960	327	n.m.
Adjusted operating income margin (%)	2.5%	0.9%	160 bps
n.m. = not meaningful

The following chart presents the change in Adjusted operating income/(loss) by segment for the three months ended March 31, 2026 compared to the corresponding period in 2025.
Adjusted operating income/(loss) change by segment - Q1 2026 vs Q1 2025 (€ million)
Refer to — Results by segment below for a discussion of Adjusted operating income/(loss) for each of our five reportable segments (North America, Enlarged Europe, Middle East & Africa, South America and Asia Pacific).

The following table is the reconciliation of Net profit/(loss), which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted operating income:

(€ million)	Three Months Ended March 31, 2026
Net profit/(loss)	377
Tax expense/(benefit)	161
Net financial expenses/(income)	150
Operating income/(loss)	688

Adjustments:
Restructuring and other costs, net of reversals	98
Takata airbags recall campaign	54
Costs related to product plan realignments and program cancellations	156
U.S. Greenhouse gas (“GHG”) regulation change	(66)
Other	30
Total Adjustments	272
Adjusted operating income /(loss)	960

(€ million)	Three Months Ended March 31, 2025
Net profit/(loss)	(387)
Tax expense/(benefit)	(26)
Net financial expenses/(income)	97
Operating income/(loss)	(316)

Adjustments:
Restructuring and other costs, net of reversals	123
Impairment expense and supplier obligations, net of reversals	493
Takata airbags recall campaign	65
Other	(38)
Total Adjustments	643
Adjusted operating income /(loss)	327
During the three months ended March 31, 2026, Adjusted operating income excluded adjustments primarily related to:
•€98 million of restructuring and other costs, primarily related to workforce reductions, mainly in Enlarged Europe;
•€54 million related to Takata campaigns on certain vehicles mainly in Enlarged Europe;
•€156 million related to costs incurred as result of product plan realignments and program cancellations, including €181 million impairment losses recognized in North America, as well as a provision reversal of €25 million in Enlarged Europe;
•€66 million net gain recognized within Cost of revenues related to the repeal of GHG emissions standards in the U.S. The net gain consisted of an impairment of greenhouse gas-related Other intangible assets of €284 million and the elimination of the related greenhouse gas provision of €350 million; and

•€30 million comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, and (ii) gains/(losses) recognized on the disposal of non-significant assets in Enlarged Europe.
During the three months ended March 31, 2025, Adjusted operating income excluded adjustments primarily related to:
•€123 million of restructuring and other costs, primarily related to workforce reductions, mainly in Enlarged Europe;
•€493 million of impairments and supplier obligations, primarily related to (i) €233 million of impairments related to the cancellation of certain projects in North America and South America, and (ii) €260 million for supplier obligations, mainly relating to projects which were cancelled prior to launch in South America;
•€65 million related to Takata campaigns on certain vehicles in Enlarged Europe; and
•€38 million of Other, mainly related to net gains on disposals of fixed assets.
Diluted and Adjusted diluted EPS

	Three Months Ended March 31,		Increase/(Decrease)
(€ per share)	2026	2025	2026 vs. 2025
Diluted EPS	0.14	(0.13)	n.m.
Adjusted diluted EPS	0.21	0.04	n.m.
n.m. = not meaningful
The following table summarizes the reconciliation of Diluted (loss)/earnings per share to Adjusted diluted earnings per share:

	Three Months Ended March 31,
(€ million except otherwise noted)	2026	2025
Net (loss)/profit attributable to owners of the parent	390	(371)
Coupon and tax impacts on Hybrid perpetual notes(1)	8	—
Weighted average number of shares outstanding (000)	2,897,491	2,880,496
Number of shares deployable for share-based compensation (000)(2)	14.374	—
Weighted average number of shares outstanding for diluted earnings per share (000)	2,911,865	2,880,496
Diluted (loss)/earnings per share (A) (€/share)	0.14	(0.13)

Adjustments, per above	272	643
Tax impact on adjustments(3)	(48)	(162)
Total adjustments, net of taxes	224	481
Number of shares deployable for share-based compensation (000)(2)	—	24.079
Adjusted dilutive impact per share	—	0.00
Impact of adjustments above, net of taxes, on Diluted earnings per share (B) (€/share)	0.08	0.17
Adjusted Diluted earnings per share (€/share) (A+B)	0.21	0.04
(1) Refer to Note 18, Equity in the Interim Condensed Consolidated Financial Statements for additional information
(2) For the three months ended March 31, 2025, the Company reported a loss attributable to the owners of the parent. Consequently, the potential dilutive impact of share-based payment plans was excluded from the calculation of diluted earnings/(loss) per share, as their inclusion would have been anti-dilutive. However, for the purpose of calculating Adjusted diluted earnings per share, the adjusted net result reflects a profit. Therefore, the potential dilutive effect of share-based payment plans has been included in this calculation, as their impact is dilutive under these circumstances
(3) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment

Results by segment
The following are the results by segment for the three months ended March 31, 2026 and for the three months ended March 31, 2025:

	Net revenues(2)		Adjusted operating income/(loss)		Consolidated Shipments
	Three Months Ended March 31,
(€ million, except shipments which are in thousands of units)	2026	2025	2026	2025	2026	2025
North America	16,114	14,469	263	(542)	379	325
Enlarged Europe	14,375	14,170	8	292	637	568
Middle East & Africa	2,388	2,288	282	376	111	100
South America	3,623	3,679	393	407	219	211
Asia Pacific	435	486	(30)	(20)	15	13
Total Segments	36,935	35,092	916	513	1,361	1,217
Other activities	1,293	842	186	91	—	—
Unallocated items & eliminations(1)	(96)	(121)	(142)	(277)	—	—
Total	38,132	35,813	960	327	1,361	1,217
(1) Primarily includes intercompany transactions which are eliminated on consolidation
(2) Effective January 2026, the Company’s segment structure was updated to align with how the CODM reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements for additional information

The following are the market shares by segment for the three months ended March 31, 2026 and 2025:

	Stellantis market share(1)		Stellantis and LPM(2) market share
	Three Months Ended March 31,		Three Months Ended March 31,
	2026	2025	2026	2025
North America	7.9%	7.1%	7.9%	7.1%
Enlarged Europe	16.8%	16.4%	17.4%	16.5%
Middle East & Africa	11.5%	11.0%	11.5%	11.0%
South America	21.1%	23.8%	21.2%	23.8%
Asia Pacific	0.3%	0.3%	0.3%	0.3%
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information. Represents passenger cars (“PC”) and light commercial vehicles (“LCV”), except as noted
•Enlarged Europe excludes Russia and Belarus;
•Middle East & Africa excludes Iran, Sudan and Syria;
•South America excludes Cuba; and
•Asia Pacific reflects the major markets where Stellantis competes including China (PC only) including licensed sales from Dongfeng Peugeot Citroën Automobiles, Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia.
(2) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International, a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
Figures may not add due to rounding. Prior period figures have been updated to reflect current information provided by third-party industry sources

Refer to Note 20, Segment reporting in the Interim Condensed Consolidated Financial Statements for additional information on the Company’s reportable segments.
The following is a discussion of Net revenues, Shipments and Adjusted operating income/(loss) for each of our five reportable segments for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025.
•Volume & Mix: Reflects changes in new car volumes (consolidated shipments), driven by industry volume, market share and dealer stocks, and mix evolutions such as channel, product line and trim mix. It also reflects the impact of some non-pricing items;
•Vehicle Net Price: Reflects changes in prices, net of discounts and other sales incentive programs;
•Industrial: Reflects manufacturing and purchasing cost changes associated with content, technology and enhancement of vehicle features, as well as industrial, logistics and purchasing efficiencies and inefficiencies. The impact of fixed manufacturing costs absorption related to the change in production output is included here. Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation related to property, plant and equipment are also included here. This also encompasses costs of tariffs;
•SG&A: Primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: Includes research and development costs, as well as amortization of capitalized development expenditures; and
•FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
Consolidated shipments (thousands of units)	379	325	16.6%
Net revenues (€ million)	16,114	14,469	11.4%
Adjusted operating income/(loss)(€ million)	263	(542)	148.5%
Adjusted operating income margin (%)	1.6%	(3.7)%	530 bps
Three Months Ended March 31, 2026
The following table presents Stellantis market share(1) and Stellantis and LPM market share for the three months ended March 31, 2026 and 2025.

	Stellantis market share			Stellantis and LPM(1) market share
	Three Months Ended March 31,		Increase/(Decrease)	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
North America	7.9%	7.1%	80 bps	7.9%	7.1%	80 bps
U.S.	8.1%	7.3%	80 bps	8.1%	7.3%	80 bps
(1) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International, a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property. There were no Leapmotor vehicles distributed in North America in the the three months ended March 31, 2025 or 2026

Shipments
North America shipments increased in the three months ended March 31, 2026 compared to the corresponding period in 2025, reflecting improved commercial momentum, supported by Ram 1500 HEMI V-8, the refreshed Jeep Grand Wagoneer and the all-new Jeep Cherokee.
Net revenues
The increase in North America Net revenues in the three months ended March 31, 2026 compared to the corresponding period in 2025 was driven by higher volumes, improved mix and positive net pricing, partially offset by unfavorable foreign exchange impacts.
Adjusted operating income
The following chart reflects the change in North America Adjusted operating income/(loss) by operational driver for the three months ended March 31, 2026 compared to the same period in 2025.
1 Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Adjusted operating income/(loss) by operational driver - Q1 2026 vs. Q1 2025 (€ million)
The increase in North America Adjusted operating income/(loss) in the three months ended March 31, 2026 compared to the same period in 2025 was mainly driven by higher volumes, favorable mix, positive net pricing and improved industrial costs. Tariff impacts were broadly neutral year-over-year, with International Emergency Economic Powers Act (“IEEPA”) tariff cost adjustment of approximately €0.4 billion offsetting Q1 2026 tariffs costs.
Enlarged Europe

	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
Consolidated shipments (thousands of units)	637	568	12.1%
Net revenues (€ million)	14,375	14,170	1.4%
Adjusted operating income (€ million)	8	292	(97.3%)
Adjusted operating income margin (%)	0.1%	2.1%	-200 bps
Three Months Ended March 31, 2026
The following table presents market share(2) and Stellantis and LPM market share for the three months ended March 31, 2026 and 2025.

	Stellantis market share			Stellantis and LPM(1) market share
	Three Months Ended March 31,		Increase/(Decrease)	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Enlarged Europe	16.8%	16.4%	40 bps	17.4%	16.5%	90 bps
EU30	17.5%	17.3%	20 bps	18.1%	17.4%	70 bps
(1) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International, a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property
2 EU30 = EU27 (excluding Malta) and including Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Shipments
Shipments in Enlarged Europe increased in the three months ended March 31, 2026 compared to the corresponding period in 2025, mainly due to higher volumes of Citroën C3 and C3 Aircross, Opel/Vauxhall Frontera and Fiat Grande Panda, as well as Leapmotor-branded vehicles, notably the T03.
Net revenues
The increase in Enlarged Europe Net revenues in the three months ended March 31, 2026 compared to the corresponding period in 2025 was driven by higher volumes, largely offset by negative net pricing and unfavorable mix.

Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for the three months ended March 31, 2026 compared to the same period in 2025.
Adjusted operating income by operational driver - Q1 2026 vs. Q1 2025 (€ million)
The decrease in Enlarged Europe Adjusted operating income in the three months ended March 31, 2026 compared to the same period in 2025 was driven by negative net pricing, unfavorable mix and higher Selling, general and other costs to support sales growth, partly offset by increased volumes and improved industrial costs.
Middle East & Africa

	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
Combined shipments (thousands of units)	115	116	(0.9%)
Consolidated shipments (thousands of units)	111	100	11.0%
Net revenues (€ million)	2,388	2,288	4.4%
Adjusted operating income (€ million)	282	376	(25.0%)
Adjusted operating income margin (%)	11.8%	16.4%	-460 bps

Three Months Ended March 31, 2026
The following table presents market share(3) and Stellantis and LPM market share for the three months ended March 31, 2026 and 2025.

	Stellantis market share			Stellantis and LPM(1) market share
	Three Months Ended March 31,		Increase/(Decrease)	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Middle East & Africa	11.5%	11.0%	50 bps	11.5%	11.0%	50 bps
(1) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International, a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property

Shipments
The increase in consolidated shipments in Middle East & Africa in the three months ended March 31, 2026 compared to the corresponding period in 2025 was driven primarily by higher volumes in Türkiye, with additional contributions from Morocco and Algeria.
Net revenues
The increase in Middle East & Africa Net revenues in the three months ended March 31, 2026 compared to the corresponding period in 2025 was driven by higher volumes and positive net pricing, partially offset by unfavorable foreign exchange translation effects from the Turkish lira.
Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver for the three months ended March 31, 2026 compared to the same period in 2025.
Adjusted operating income by operational driver - Q1 2026 vs. Q1 2025 (€ million)
3 Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

The decrease in Middle East & Africa Adjusted operating income in the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to unfavorable foreign exchange effects related to Turkish Lira devaluation, partially offset by higher volume and positive net pricing.
South America

	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
Consolidated shipments (thousands of units)	219	211	3.8%
Net revenues (€ million)	3,623	3,679	(1.5%)
Adjusted operating income (€ million)	393	407	(3.4%)
Adjusted operating income margin (%)	10.8%	11.1%	-30 bps
Three Months Ended March 31, 2026
The following table presents market share(4) and Stellantis and LPM market share for the three months ended March 31, 2026 and 2025.

	Stellantis market share			Stellantis and LPM(1) market share
	Three Months Ended March 31,		Increase/(Decrease)	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
South America	21.1%	23.8%	-270 bps	21.2%	23.8%	-260 bps
Brazil	28.9%	30.6%	-170 bps	29.1%	30.6%	-150 bps
Argentina	28.9%	34.3%	-540 bps	28.9%	34.3%	-540 bps
(1) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International, a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property

Shipments
Shipments in South America increased in the three months ended March 31, 2026 compared to the corresponding period in 2025, driven primarily by higher volumes in Brazil, partially offset by lower volumes in Argentina and Chile.
Net revenues
South America Net revenues decreased slightly in the three months ended March 31, 2026 compared to the corresponding period in 2025 as higher shipments were more than offset by unfavorable mix and negative foreign exchange translation effects.
Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for the three months ended March 31, 2026 compared to the same period in 2025.
4 Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Adjusted operating income by operational driver - Q1 2026 vs. Q1 2025 (€ million)
The decrease in South America Adjusted operating income in the three months ended March 31, 2026 compared to the same period in 2025 mainly reflecting negative mix and higher costs, partially offset by higher volumes and favorable foreign exchange transaction effects.
Asia Pacific

	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
Consolidated shipments (thousands of units)	15	13	15.4%
Net revenues (€ million)	435	486	(10.5%)
Adjusted operating income/(loss) (€ million)	(30)	(20)	(50.0%)
Adjusted operating income/(loss) margin (%)	(6.9)%	(4.1%)	-280 bps
In China, we distribute imported vehicles primarily for the Jeep brand through an asset-light approach.
We produce the Jeep Compass and Jeep Meridian in India through our joint operation Fiat India Automobiles Private Limited and we recognize our related interest in the joint operation on a line-by-line basis.

Three Months Ended March 31, 2026
The following table presents market share(5) and Stellantis and LPM market share for the three months ended March 31, 2026 and 2025.

	Stellantis market share			Stellantis and LPM(1) market share
	Three Months Ended March 31,		Increase/(Decrease)	Three Months Ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025	2026	2025	2026 vs. 2025
Asia Pacific	0.3%	0.3%	0 bps	0.3%	0.3%	0 bps
(1) This metric combines Stellantis-owned brands and Leapmotor vehicles distributed by Leapmotor International, a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property

Shipments
The increase in Asia Pacific consolidated shipments in the three months ended March 31, 2026 compared to the corresponding period in 2025 was mainly driven by higher volumes of refreshed Citroën models in India.
Net revenues
The decrease in Asia Pacific Net revenues in the three months ended March 31, 2026 compared to the corresponding period in 2025 was primarily due to unfavorable mix, negative net pricing and foreign exchange headwinds more than offsetting higher volumes.
Adjusted operating income
The following chart reflects the change in Asia Pacific Adjusted operating income by operational driver for the three months ended March 31, 2026 compared to the same period in 2025.
Adjusted operating income/(loss) by operational driver - Q1 2026 vs. Q1 2025 (€ million)
5 Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

The decrease in Asia Pacific Adjusted operating income in the three months ended March 31, 2026 compared to the same period in 2025 was primarily due to unfavorable mix and negative net pricing more than offsetting higher volumes.

Liquidity and capital resources
Available liquidity
The following table summarizes our total Available liquidity:

(€ million)	At March 31, 2026	At December 31, 2025
Cash, cash equivalents and financial securities(1)	32,817	31,508
Undrawn committed credit lines	15,461	18,287
Cash, cash equivalents and financial securities - included within Assets held for sale	—	—
Total Available liquidity(2)	48,278	49,795
of which: Available liquidity of the Industrial Activities	44,136	45,711
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €409 million cash and securities at March 31, 2026 (€354 million at December 31, 2025), and in Algeria, in which we have €203 million (€276 million at December 31, 2025)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €793 million at March 31, 2026 (€663 million at December 31, 2025) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S. (“SFS U.S.”)
Available liquidity of the industrial activities at March 31, 2026, decreased by €1.6 billion from December 31, 2025, primarily due to €1.9 billion negative Free Cash Flow, €2.6 billion reduction in available credit lines and €1.3 billion bond repayment, partially offset by €4.9 billion proceeds from the issuance of Hybrid perpetual notes.
Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and financial securities available at March 31, 2026, €19.1 billion, or 58 percent (€16.7 billion, or 53 percent at December 31, 2025), were denominated in Euro and €7.6 billion, or 23.0 percent (€8.1 billion, or 26 percent at December 31, 2025), were denominated in U.S. Dollar.

At March 31, 2026, undrawn committed credit lines of €15.5 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, originally signed in July 2021, amended and extended in July 2024 and further extended in June 2025, with a group of 29 relationship banks. The RCF is available for general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. The first extension option was activated in June 2025, extending the maturities to July 2028 and July 2030, respectively, for the two tranches. The amount utilized under these credit lines was nil on March 31, 2026.
The committed credit line signed in January 2025, with a pool of relationship banks, of originally €4.0 billion, has been reduced to €1.5 billion effective from March 16, 2026. The facility line is available for general corporate purposes, including without limitation the refinancing of existing indebtedness of the Company. The line originally had a one-year tenor with two extension options, at the Company’s discretion, of six months each. The first extension option was activated in December 2025, extending the maturity to July 2026. The amount utilized under this credit line was nil on March 31, 2026.
In December 2025, SFS U.S. established a privately placed Commercial Paper (“CP”) program available up to a maximum of €1.9 billion ($2.2 billion). No CP was issued under the program in December 2025. Issuances under the CP program commenced in March 2026. At March 31, 2026, €0.3 billion ($0.3 billion) notes were outstanding under the CP program.
In connection with the the establishment of the CP program, the €0.9 billion ($1 billion) committed USD credit facility originally signed by SFS U.S. in March 2024 was amended and refinanced (the "SFS RCF"). The amended SFS RCF is structured in two tranches: €0.9 billion ($1 billion), with a 364-days tenor, and €1.1 billion ($1.3 billion), with a three-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. At March 31, 2026, the amount available under the amended SFS RCF, net of €0.3 billion of CP outstanding, was €1.6 billion ($1.9 billion).
Perpetual fixed rate resettable capital securities (“Hybrid perpetual notes”)
In March 2026, the Company issued a series of Hybrid perpetual notes:
•€2.2 billion Perpetual Fixed Rate Resettable Capital Securities, having a non-call period of 5.25 years, perpetual maturity and an annual coupon of 6.250% until the first reset date of June 16, 2031;
•€1.8 billion Perpetual Fixed Rate Resettable Capital Securities, having a non-call period of 8 years, perpetual maturity and an annual coupon of 6.875% until the first reset date of March 16, 2034; and
•£865 million (€997 million) Perpetual Fixed Rate Resettable Capital Securities, having a non-call period of 6.5 years, perpetual maturity and an annual coupon of 8.250% until the first reset date of September 16, 2032.
Refer to Note 18, Equity in the Interim Condensed Consolidated Financial Statements for additional information.
Euro Medium Term Note Programme and other Notes
In January 2026, the Company repaid, at maturity, a €1,250 million note issued by FCA N.V. in 2020.

Warehouse credit facilities
In January 2026, revolving credit floorplan facility (Stellantis Financial Floorplan Master Auto Owner Trust 2024-1) size was increased from €1.1 billion ($1.3 billion) to €1.7 billion ($2.0 billion) with the addition of 3 lenders. Draws off the facility will bear an interest rate based on the lender’s asset-backed commercial paper cost of funds or Secured Overnight Financing Rate (“SOFR”), plus a spread based on the composition of receivables pledged to the facility. Borrowings will be used to support the Company’s commercial floorplan lending business with floor plan receivables providing collateral. As of March 31, 2026, €1.0 billion ($1.2 billion) was outstanding under this facility.
SFS U.S. uses interest rate derivatives in order to reduce the interest rate risks of certain warehouse credit facilities.
Asset-backed securities (“ABS”) term notes
In January 2026, SFS U.S., through SFS Auto Receivables Securitization Trust 2026-1, issued six classes of ABS Term Notes totaling €1.3 billion ($1.5 billion) in aggregate. The notes issued in each class bear a fixed rate and floating rate. The ABS Term Notes are secured by a pool of prime retail loans.
Refer to Note 13, Debt in the Interim Condensed Consolidated Financial Statements for additional information.
Ratings
In February 2026, S&P revised Stellantis’ issuer credit rating and senior unsecured debt rating from “BBB” to “BBB-” with negative outlook.
In February 2026, Moody’s revised Stellantis’ long-term issuer rating and senior unsecured debt rating from “Baa2” to “Baa3” and changed the outlook from negative to stable.
Cash flows
The following table summarizes the cash flows from operating, investing and financing activities for the three months ended March 31, 2026 and 2025. Refer to the Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2026 and 2025 included in this Interim Report for additional information.

	Three months ended March 31,
(€ million)	2026	2025
Net cash from/(used in) operating activities	(2,718)	(2,846)
Net cash from/(used in) investing activities	(1,315)	(1,006)
Net cash from/(used in) financing activities	5,524	2,658
Effects of changes in exchange rates	313	(294)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	—	168
Increase/(decrease) in cash and cash equivalents	1,804	(1,320)
Net cash and cash equivalents at beginning of period	30,146	34,100
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	31,950	32,780
Operating activities
For the three months ended March 31, 2026, cash flows used in operating activities was the result of Profit before taxes of €538 million adjusted primarily for the following items:

•Non-cash items of:
•€1,569 million for depreciation and amortization expense;
•€629 million for other non-cash items, including €455 million related to impairments of tangible and intangible assets of which €284 million of U.S. GHG related Other intangible assets (refer to Company results for additional information) and the rest primarily related to platform impairments in North America;
• €2,167 million net decrease in provisions, primarily due to warranty, sales incentives and risk provisions including €0.7 billion of cash payments related to charges recorded in the second half of 2025, as well as the release of U.S. GHG provisions (refer to Note 12, Provisions in the Interim Condensed Consolidated Financial Statements for additional information);
•the cash absorption of €1,273 million as a result of the increase in the carrying amount of leased vehicles related to the financial services activity in North America;
•an increase in receivables from financing activities of €1,085 million, which was mainly attributable to financial services activity in North America;
•A net cash absorption of €693 million in working capital, which includes:
•an increase of €2,491 million in inventories driven by increases in new vehicles and manufacturing inventories;
•an increase of €828 million in trade receivables mainly reflecting increased shipments in Enlarged Europe;
•a negative impact of €1,010 million in other changes which is mainly related to the increase in receivables related to tariffs in North America; and
•an increase of €3,636 million in trade payables primarily reflecting increased production compared to December 2025.
For the three months ended March 31, 2025, cash flows used in operating activities was the result of Loss before taxes of €413 million adjusted primarily for the following items:
•Non-cash items of:
•€1,879 million for depreciation and amortization expense;
•€426 million for other non-cash items;
• €1,270 million net decrease in provisions, primarily due to a decrease in sales incentives;
•the absorption of €1,535 million for the change in carrying amount of leased vehicles related to the financial services activity in North America;
•an increase in receivables from financing activities of €825 million;
•the negative effect of the change in working capital of €938 million, which includes:
• an increase of €2,933 million in inventories due to an increase in new vehicles stock and an increase in manufacturing inventories as a result of increased activity;
•an increase of €1,098 million in trade receivables mainly reflecting the increased activity mainly in Enlarged Europe, North America and South America;
•a positive impact of €49 million in other receivables and payables; and

•an increase of €3,044 million in trade payables primarily reflecting higher production levels compared to December 2024.
Investing activities
For the three months ended March 31, 2026, cash used in investing activities was primarily the result of (1) €1,348 million of investment in property, plant and equipment and intangible assets, including €613 million of capitalized development expenditures, (2) €282 million decrease in payables related to investments in property, plant and equipment and intangible assets, partially offset by (3) a decrease in securities of €465 million mainly due to the maturity of short-term marketable securities.
For the three months ended March 31, 2025, cash used in investing activities was primarily the result of (1) €2,329 million of investment in properties, plant and equipment and intangible assets, including €865 million of capitalized development expenditures, (2) €328 million decrease in payables related to investments in properties, plant and equipment and intangible assets, partially offset by (3) a decrease in securities of €1,177 million mainly due to decrease in investments held by treasury companies.
Financing activities
For the three months ended March 31, 2026, net cash from financing activities totaled €5,524 million, primarily driven by: (1) the issuance of Hybrid perpetual notes of €4,928 million, net (refer to Note 18, Equity in the Interim Condensed Consolidated Financial Statements for additional information), (2) new long-term debt for €1,805 million mainly to fund SFS U.S., and (3) a net increase of €1,134 million in short-term debt and other financial assets and liabilities due to increase in SFS U.S. warehouse credit facilities. These inflows were partially offset by repayments of long-term debt, including: (4) €1,250 million of bonds repaid at maturity, and (5) €1,058 million of other long-term debt repayments.
For the three months ended March 31, 2025, cash used in financing activities resulted primarily from (1) the net increase in long-term debt of €2,857 million, including (i) the issuance of bonds for €2,464 million, and (ii) new other long-term debt for €2,379 million, partially offset by (iii) the repayment of bonds for €650 million, and (iv) repayment of other long-term debt for €1,336 million, and (3) a net decrease of €199 million in short-term debt and other financial assets and liabilities.
Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
(€ million)	2026	2025
Cash flows from/(used in) operating activities	(2,718)	(2,846)
Less: Financial services, net of inter-segment eliminations	(2,493)	(2,341)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	1,621	2,649
Add: Proceeds from disposal of assets and other changes in investing activities	(2)	135
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	83	24
Add: Defined benefit pension contributions, net of tax	10	7
Industrial free cash flows	(1,921)	(3,036)
Industrial free cash flow amounted to a net cash absorption of €1,921 million for the three months ended March 31, 2026, an improvement of €1,115 million, compared to the Industrial free cash flow net absorption of €3,036 million for the three months ended March 31, 2025. The main contributors to the improvement in Industrial free cash flow were (1) an increase of €280 million in cash flows from industrial operating activities, as a result of (i) a €881 million increase in Profit before taxes from industrial activities, (ii) a lower absorption of cash in working capital of industrial activities of €291 million, (2) a decrease in capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities of €1,028 million, and (3) an increase in contributions of equity to joint ventures and minor acquisitions for €59 million.

Industrial net financial position

	At March 31, 2026			At December 31, 2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Third parties debt (Principal)	(47,317)	(23,607)	(23,710)	(45,318)	(24,616)	(20,702)
Capital market(1)	(24,328)	(19,797)	(4,531)	(25,060)	(20,945)	(4,115)
Bank debt	(2,148)	(891)	(1,257)	(1,931)	(867)	(1,064)
Other debt(2)	(18,287)	(379)	(17,908)	(15,873)	(362)	(15,511)
Lease liabilities	(2,554)	(2,540)	(14)	(2,454)	(2,442)	(12)
Accrued interest and other adjustments(3)	(602)	(377)	(225)	(629)	(533)	(96)
Debt with third parties (excluding held for sale)	(47,919)	(23,984)	(23,935)	(45,947)	(25,149)	(20,798)
Debt classified as held for sale	—	—	—	—	—	—
Debt with third parties including held for sale	(47,919)	(23,984)	(23,935)	(45,947)	(25,149)	(20,798)
Intercompany, net(4)	—	2,197	(2,197)	—	1,756	(1,756)
Current financial receivables from jointly-controlled financial services companies(5)	870	870	—	603	603	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(47,049)	(20,917)	(26,132)	(45,344)	(22,790)	(22,554)
Derivative financial assets/(liabilities), net of collateral deposits(6)	127	112	15	181	188	(7)
Financial securities(7)	867	701	166	1,362	1,098	264
Cash and cash equivalents	31,950	29,615	2,335	30,146	28,198	1,948
Cash and cash equivalents classified as held for sale	—	—	—	—	—	—
Net financial position	(14,105)	9,511	(23,616)	(13,655)	6,694	(20,349)
(1) Includes notes issued under the Medium Term Programme, or Medium Term Note (“MTN”) Programme, and other notes for €21,223 million at March 31, 2026 (€22,333 million at December 31, 2025), Schuldschein for €314 million (€314 million at December 31, 2025) and other financial instruments issued in financial markets, from financial services companies for €2,791 million (€2,413 million at December 31, 2025)
(2)Includes debt for securitizations programs, for €17,887 million at March 31, 2026 (€15,471 million at December 31, 2025), and other asset-backed financing, i.e., sales of receivables for which de-recognition is not allowed under IFRS, for €63 million at March 31, 2026
(€8 million at December 31, 2025)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€2,479 million at March 31, 2026 and €2,237 million at December 31, 2025) and industrial activities entities' financial payables due to financial services entities (€282 million at March 31, 2026 and €481 million at December 31, 2025)
(5) Financial receivables due from Stellantis Financial Services Europe JVs
(6) Fair value of derivative financial instruments (net positive €110 million at March 31, 2026 and net positive €161 million at December 31, 2025) and collateral deposits (€17 million at March 31, 2026 and €20 million at December 31, 2025)
(7) Excludes certain financial securities held pursuant to applicable regulations (€395 million at March 31, 2026 and €376 million at December 31, 2025) and non-liquid equity investments (€618 million at March 31, 2026 and €608 million at December 31, 2025) and other non-liquid securities (€224 million at March 31, 2026 and €203 million at December 31, 2025)
The €2.8 billion improvement in Industrial net financial position at March 31, 2026, as compared to December 31, 2025, primarily reflects the proceeds from the Hybrid perpetual notes partially offset by the negative Free Cash Flow of the period.

Risks and uncertainties
The Company believes that the risks and uncertainties identified for the three months ended March 31, 2026 are in line with the main risks and uncertainties that were identified and discussed in the section Risk Management-Risk Factors in the Company's Annual Report and Form 20-F for the year ended December 31, 2025 filed with the SEC and AFM on February 26, 2026. Those risks and uncertainties should be read in conjunction with this Interim Report.

GUIDANCE AND OUTLOOK
FY 2026 STELLANTIS GUIDANCE

Net revenue	Mid-single digit percent increase
Adjusted operating income margin	Low-single digit percent
Industrial free cash flows	Improved year-over-year (including €2 billion in 2026 payments related to H2 2025 charges)
AOI Considerations:
• Revenue growth reflects recently expanded product portfolio
• Pricing trends, outside of hyper-inflationary countries, projected at neutral to nominally positive
• Estimated net tariffs updated from €1.6 billion to €1.3 billion primarily due to recognition of approximately €0.4 billion IEEPA tariff cost adjustment
• Expect increase in H2 2026 AOI Margin percent vs. H1 2026
•Continue to manage volatility related to geopolitical, trade and inflationary pressures

IFCF Considerations:
• Includes €2 billion of cash payments related to H2 2025 charges, of which, approximately €0.7 billion incurred in Q1 2026
•The Company expects return to positive IFCF in 2027

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2026

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(Unaudited)

		Three months ended March 31,
(€ million, except per share amounts)	Note	2026	2025
Net revenues	3	38,132	35,813
Cost of revenues		33,703	32,188
Selling, general and other costs		2,302	2,346
Research and development costs		1,440	1,433
Gains/(losses) on disposal of investments		(12)	(2)
Restructuring costs	12	98	123
Share of the profit/(loss) of equity method investees		111	(37)
Operating income/(loss)		688	(316)
Net financial expenses/(income)	4	150	97
Profit/(loss) before taxes		538	(413)
Tax expense/(benefit)	5	161	(26)
Net profit/(loss)		377	(387)

Net profit/(loss) attributable to:
Owners of the parent		390	(371)
Non-controlling interests		(13)	(16)

Earnings/(loss) per share:	19
Basic (loss)/earnings per share (€)		0.14	(0.13)
Diluted (loss)/earnings per share (€)		0.14	(0.13)

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended March 31,
(€ million)	Note	2026	2025
Consolidated profit/(loss) for the period		377	(387)

Fair value remeasurement of cash flow hedges		170	277
of which, reclassified to the income statement		(29)	(5)
of which, recognized in equity during the period		199	282
Gains and losses from remeasurement of financial assets		(7)	180
of which, recognized in equity during the period		(7)	180
Exchange differences on translating foreign operations		1,253	(1,322)
Income tax (expense)/benefit		(20)	(72)
Share of Other comprehensive income/(loss) of equity method investees		67	(129)
Amounts to be potentially reclassified to profit or loss	15	1,463	(1,066)
Actuarial gains and losses on defined benefit pension obligations		180	138
Income tax (expense)/benefit		(51)	(33)
Share of Other comprehensive income/(loss) for equity method investees		2	7
Amounts not to be reclassified to profit or loss	15	131	112

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		1,971	(1,341)
of which, attributable to equity holders of the parent		1,982	(1,311)
of which, attributable to non-controlling interests		(11)	(30)

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

(€ million)	Note	At March 31, 2026	At December 31, 2025
Assets
Goodwill and intangible assets with indefinite useful lives	6	29,766	29,176
Other intangible assets		15,533	15,709
Property, plant and equipment		44,912	42,958
Equity method investments		7,493	7,276
Non-current financial assets	8	1,680	1,794
Other non-current assets and prepaid expenses	7	12,054	11,125
Deferred tax assets		6,507	6,383
Non-current tax receivables		138	194
Total Non-current assets		118,083	114,615
Inventories	9	24,960	22,153
Assets sold with a buyback commitment		3,871	3,616
Trade receivables		6,563	5,662
Current tax receivables		1,440	1,199
Other current assets and prepaid expenses	7	18,558	15,770
Current financial assets	8	1,987	1,987
Cash and cash equivalents		31,950	30,146
Assets held for sale		5	5
Total Current assets		89,334	80,538
Total Assets		207,417	195,153
Equity and liabilities
Equity	18
Equity attributable to owners of the parent		60,528	53,551
Non-controlling interests		418	450
Total Equity		60,946	54,001
Liabilities
Long-term debt	13	30,591	31,826
Other non-current financial liabilities		1	7
Other non-current liabilities	14	5,730	5,475
Non-current provisions	12	17,449	18,596
Employee benefits liabilities	11	4,738	4,795
Non-current tax liabilities		377	420
Deferred tax liabilities		1,250	1,294
Total Non-current liabilities		60,136	62,413
Short-term debt and current portion of long-term debt	13	17,328	14,121
Current provisions	12	13,566	14,317
Employee benefits liabilities	11	523	517
Trade payables		33,898	29,999
Current tax liabilities		553	491
Other liabilities	14	20,449	19,265
Other current financial liabilities		18	29
Liabilities held for sale		—	—
Total Current liabilities		86,335	78,739
Total Equity and liabilities		207,417	195,153
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

		Three months ended March 31,
(€ million)	Note	2026	2025
Profit/(loss) before taxes		538	(413)
Adjustments for non-cash items and other:
depreciation and amortization		1,569	1,879
other non-cash items		629	426
(gains)/losses on disposals		9	(51)
share of the profit/(loss) of equity method investees		(111)	37
Change in provisions and employee benefits liabilities		(2,167)	(1,270)
Change in carrying amount of leased vehicles		(1,273)	(1,535)
Net change in receivables related to financial services activities		(1,085)	(825)
Dividend received		75	2
Income tax received/(paid), net		(209)	(158)
Changes in working capital		(693)	(938)
Net cash from (used in) operating activities		(2,718)	(2,846)
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		10	39
Acquisitions of consolidated subsidiaries and equity method investments		(67)	(24)
Proceeds from disposals of property, plant and equipment and of intangible assets		16	131
Investments in property, plant and equipment and intangible assets		(1,348)	(2,329)
Change in amounts payable on property, plant and equipment and of intangible assets		(282)	(328)
Changes in loans to joint ventures and associates		(108)	289
Change in securities		465	1,177
Other changes		(1)	39
Net cash from (used in) investing activities		(1,315)	(1,006)
Changes in short-term debt and other financial assets and liabilities	13	1,134	(199)
Gross outflows in repayments of long-term debt	13	(2,308)	(1,986)
Proceed from issuances of long-term debt	13	1,805	4,843
Issuance of Hybrid perpetual notes	18	4,928	—
Repayment of Hybrid perpetual notes		—	—
Coupons paid on Hybrid perpetual notes		—	—
Other changes		(35)	—
Net cash from (used in) financing activities		5,524	2,658
Effect of changes in exchange rates		313	(294)
(Increase)/decrease in cash and cash equivalents included in asset held for sale		—	168
Increase/(decrease) in cash and cash equivalents		1,804	(1,320)
Net cash and cash equivalents at beginning of period		30,146	34,100
Net cash and cash equivalents at end of the period		31,950	32,780
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the Owners of the parent
(€ million)	Share capital	Treasury shares	Retained earnings and other reserves	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2024	37	(285)	77,316	(359)	74	3,129	2,048	(268)	81,692	423	82,115
Other comprehensive income	—	—	—	205	180	105	(1,308)	(122)	(940)	(14)	(954)
Net profit/(loss)	—	—	(371)	—	—	—	—	—	(371)	(16)	(387)
Total Other comprehensive income	—	—	(371)	205	180	105	(1,308)	(122)	(1,311)	(30)	(1,341)
Share-based compensation	—	—	15	—	—	—	—	—	15	—	15
Other changes(1)	—	—	372	4	—	—	—	—	376	1	377
At March 31, 2025	37	(285)	77,332	(150)	254	3,234	740	(390)	80,772	394	81,166
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €67 million at March 31, 2025. Also includes €4 million deferred net hedging gains/(losses) transferred to inventory, net of tax

	Attributable to the Owners of the parent
(€ million)	Share capital	Treasury shares	Hybrid perpetual notes	Retained earnings and other reserves	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2025	37	(285)	—	53,267	106	64	3,442	(2,489)	(591)	53,551	450	54,001
Other comprehensive income	—	—	—	—	150	(7)	129	1,251	69	1,592	2	1,594
Net profit/(loss)	—	—	—	390	—	—	—	—	—	390	(13)	377
Total Other comprehensive income	—	—	—	390	150	(7)	129	1,251	69	1,982	(11)	1,971
Distributions	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	26	—	—	—	—	—	26	—	26
Hybrid perpetual notes	—	—	5,000	(72)	—	—	—	—	—	4,928	—	4,928
Coupons on Hybrid perpetual notes	—	—	14	(14)	—	—	—	—	—	—	—	—
Other changes(1)	—	—	—	44	(3)	—	—	—	—	41	(21)	20
At March 31, 2026	37	(285)	5,014	53,641	253	57	3,571	(1,238)	(522)	60,528	418	60,946
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €39 million at March 31, 2026. Also includes €(3) million deferred net hedging gains/(losses) transferred to inventory, net of tax

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on April 30, 2026.
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2025 filed with the AFM and with the SEC on February 26, 2026 (the “Consolidated Financial Statements at December 31, 2025”), which are available on the Company’s corporate website at www.stellantis.com. The accounting policies are consistent with those used at December 31, 2025, except as described in the section — New standards and amendments effective from January 1, 2026 below. There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.
The Interim Condensed Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Company’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Company's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Company, refer to Note 2, Basis of preparation - Critical judgements and use of estimates in the Consolidated Financial Statements at December 31, 2025.
Segment reporting changes
Effective January 2026, the Company’s segment structure was updated to align with how the CODM reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific.
The changes in our segment reporting are summarized below:
•Maserati is no longer presented as a separate reportable segment as it is managed consistently with the other brands within the regions (and are therefore presented on a “where sold” basis). Maserati is therefore no longer presented as a separate reportable segment;

•The Asia Pacific region is now managed as a single operating segment. Previously, the CODM reviewed two operating segments: (i) China and (ii) India & Asia Pacific, which were reported as one reportable segment under IFRS 8. From 2026, these activities are reviewed together, resulting in one operating and reportable segment: Asia Pacific. There is no impact on previously reported numbers as a result of this change; and
•European used car operations, previously included within Other activities, have been reclassified to the Enlarged Europe segment in line with the CODM’s oversight.
Comparative information has been restated to reflect the revised segment structure. The impact of these changes is presented in the following table.
Net revenues

	Three months ended March 31, 2025
(€ million)	As reported	Adjustments	As adjusted
North America	14,416	53	14,469
Enlarged Europe	13,565	605	14,170
Middle East & Africa	2,280	8	2,288
South America	3,678	1	3,679
Asia Pacific	447	39	486
Maserati	157	(157)	—
Others	1,270	(549)	721
New standards and amendments effective from January 1, 2026
The following new standards, amendments and interpretations, which were effective from January 1, 2026, were adopted by the Company. The adoption of these amendments did not have a material impact on the Interim Condensed Consolidated Financial Statements.
•In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. The amendments relate to the settling of financial liabilities using an electronic payment system, as well as assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance linked features.
•In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which included amendments to the following standards: updated wording regarding hedge accounting in IFRS 1 - First-time Adoption of IFRS, to address potential confusion from an inconsistency with the hedge accounting requirements of IFRS 9 Financial Instruments; replaced an obsolete reference in IFRS 7 – Financial Instruments: Disclosures, to IFRS 13 – Fair Value Measurement, and made other minor revisions regarding inconsistencies with IFRS 13; amended IFRS 9 Financial Instruments, to clarify how a lessee accounts for the derecognition of a lease liability and removed a potentially confusing cross reference to the term “transaction price” in IFRS 15 – Revenue from Contracts with Customers, as the term is used elsewhere in IFRS 9 and is not necessarily consistent with the definition in IFRS 15; revised the wording in IFRS 10 - Consolidated Financial Statements, to addresses a potential confusion arising from an inconsistency between two paragraphs related to an investor determining whether another party is acting on its behalf by aligning the language in both paragraphs; amended IAS 7 – Statement of Cash Flows, to remove a reference to the term “cost method” that is no longer defined in IFRS.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the three months ended March 31, 2026	At March 31, 2026	At December 31, 2025	For the three months ended March 31, 2025	At March 31, 2025
U.S. Dollar (USD)	1.170	1.150	1.175	1.052	1.082
Canadian Dollar (CAD)	1.605	1.602	1.609	1.510	1.553
Mexican Peso (MXN)	20.710	20.557	21.118	21.489	22.063
Pound Sterling (GBP)	0.868	0.868	0.873	0.836	0.835
Polish Zloty (PLN)	4.289	4.234	4.227	4.203	4.184
Swiss Franc (CHF)	0.917	0.919	0.931	0.946	0.953
Turkish Lira (TRY)(1)	n.a.	50.975	50.331	n.a.	40.739
Brazilian Real (BRL)	6.159	6.011	6.469	6.156	6.199
Argentine Peso (ARS)(2)	n.a.	1,583.850	1,707.560	n.a.	1,160.585
Chinese Renminbi (CNY)	8.106	7.934	8.226	7.652	7.844
Japanese Yen (JPY)	183.390	183.608	184.090	160.457	161.600
n.a. = not applicable
(1) From April 1, 2022, Türkiye’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute
(2) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentine Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina

2. Scope of consolidation
During the three months ended March 31, 2026, the effects of minor business disposals and minor business combinations were not material.
On March 31, 2026, Stellantis exited its joint venture with NextStar Energy Inc (“NextStar”). The investment had been classified as held for sale and fully written down in 2025, and the exit had no material financial impact in 2026.
3. Net revenues
Net revenues were as follows:

	Three months ended March 31,
(€ million)	2026	2025
Revenues from:
Shipments of vehicles and sales of other goods	36,064	34,117
Other services provided	1,307	1,179
Lease installments from assets sold with a buyback commitment	144	174
Interest income of financial services activities	617	343
Total Net revenues	38,132	35,813

Three months ended March 31, 2026	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	15,790	13,885	2,373	3,519	424	73	36,064
Other services provided	324	345	14	64	11	549	1,307
Revenues from goods and services	16,114	14,230	2,387	3,583	435	622	37,371

Lease installments from assets sold with a buy-back commitment	—	144	—	—	—	—	144
Interest income from financial services activities	—	—	—	—	—	617	617
Total Net revenues	16,114	14,374	2,387	3,583	435	1,239	38,132

Three months ended March 31, 2025	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Total
(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	14,128	13,623	2,267	3,601	474	24	34,117
Other services provided	341	371	15	67	11	374	1,179
Revenues from goods and services	14,469	13,994	2,282	3,668	485	398	35,296

Lease installments from assets sold with a buyback commitment	—	174	—	—	—	—	174
Interest income from financial services activities	—	—	—	—	—	343	343
Total Net revenues	14,469	14,168	2,282	3,668	485	741	35,813

4. Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses included within Net financial expenses/(income):

	Three months ended March 31,
(€ million)	2026	2025
Interest income and other financial income	215	365

Financial expenses:
Interest expense and other financial expenses	329	285
Interest on lease liabilities	20	17
Write-down/(reversals) of write-downs of financial assets	2	(1)
Losses on disposal of securities	—	—
Net interest expense on employee benefits provisions	49	56
Total Financial expenses	400	357
Net expenses/(income) from derivative financial instruments and exchange rate differences	(35)	105

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	365	462

Net financial expenses/(income)	150	97
For the three months ended March 31, 2026 the Company recorded Net financial expenses of €150 million compared to €97 million in the same period in 2025. The variance was primarily driven by the lower interest income from liquidity investments, reflecting both reduced liquidity levels and a decline in short-term market rates, partially offset by expenses recognized during 2025 upon termination of commodity derivative contracts, which did not recur in 2026.
Net financial expenses/(income) for the three months ended March 31, 2026, included €20 million of losses (€49 million of losses for the three months ended March 31, 2025) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to the Argentine Peso and to the Turkish Lira. The decrease primarily reflects the disposal of Stellantis Türkiye that occurred in Q2 2025.
5. Tax expense/(benefit)
Tax expense/(benefit) was as follows:

	Three months ended March 31,
(€ million)	2026	2025
Current tax expense/(benefit)	189	(419)
Deferred tax expense/(benefit)	10	386
Tax expense/(benefit) relating to prior periods	(38)	7
Total Tax expense/(benefit)	161	(26)
Tax expense for the three months ended March 31, 2026 was €161 million, compared to a tax benefit of €26 million for the three months ended March 31, 2025, this variation was a result of the Company recording a pre-tax loss for the three months ended March 31, 2025 compared to a pre-tax income for the three months ended March 31, 2026.

The effective tax rate of 29.9 percent for the three months ended March 31, 2026, was higher than the effective tax rate of 6.3 percent for the three months ended March 31, 2025. This increase primarily reflects a different mix of results by jurisdiction, with a greater proportion of pre-tax losses incurred in jurisdictions where deferred tax assets are not recognized and, accordingly, such losses did not give rise to a corresponding tax benefit.
The Company has assessed the impact of the Pillar Two tax rules on its operations. Many countries, including the Netherlands, where the Company is tax resident, enacted these rules in 2024. As a result, the Pillar Two rules are effective for Stellantis from January 1, 2024. For these quarterly Condensed Consolidated Financial Statements, the impact of Pillar Two is immaterial and relates to the Company’s operations in the United Arab Emirates, where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective rate is below 15 percent. The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.
6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at March 31, 2026 and at December 31, 2025 are summarized below:

(€ million)	At March 31, 2026	At December 31, 2025
Goodwill	14,349	14,009
Other intangible assets with indefinite useful lives	15,417	15,167
Total Goodwill and intangible assets with indefinite useful lives	29,766	29,176
At March 31, 2026, Goodwill amounted to €14,349 million, with gross value of €14,987 million and accumulated impairment losses of €638 million.
At December 31, 2025, Goodwill amounted to €14,009 million, with gross value of €14,647 million and accumulated impairment losses of €638 million.
The increase in Goodwill and Other intangible assets with indefinite useful lives during the three months ended March 31, 2026 is primarily related to currency translation impacts driven by the strengthening of the U.S. Dollar against the Euro.
7. Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At March 31, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Receivables from financing activities	8,935	8,402	17,337	7,867	7,864	15,731
Other receivables and other assets	4,112	1,120	5,232	3,052	884	3,936
Indirect tax receivables	3,645	978	4,623	3,266	958	4,224
Defined benefit plan assets	—	1,009	1,009	—	967	967
Derivative operating assets	496	70	566	349	57	406
Prepaid expenses	1,370	475	1,845	1,236	395	1,631
Total other assets and prepaid expenses	18,558	12,054	30,612	15,770	11,125	26,895

At March 31, 2026, Other receivables and other assets amounted to €5,232 million (€3,936 million at December 31, 2025). The increase is largely attributable to assets of approximately €0.4 billion recognized related to tariff refund receivables during the three months ended March 31, 2026.
Transfer of financial assets
At March 31, 2026, the Company had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €16,615 million (€16,074 million at December 31, 2025), of which 68 percent (69 percent at December 31, 2025), mainly due from the sales network, were transferred to financing companies in partnership with Santander and BNP Paribas.
8. Financial assets

	At March 31, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Derivative financial assets	28	175	203	45	259	304
Financial securities measured at fair value through other comprehensive income	38	343	381	62	335	397
Financial securities measured at fair value through profit or loss	641	857	1,498	562	903	1,465
Financial securities measured at amortized cost	99	126	225	553	134	687
Financial receivables(1)	1,181	162	1,343	763	145	908
Collateral deposits(2)	—	17	17	2	18	20
Total financial assets	1,987	1,680	3,667	1,987	1,794	3,781
(1) Measured at amortized cost
(2) Collateral deposits are held in connection with derivative transactions and debt obligations
9. Inventories

(€ million)	At March 31, 2026	At December 31, 2025
Finished goods and goods for resale	14,048	12,161
Work-in-progress, raw materials and manufacturing supplies	10,912	9,992
Total Inventories	24,960	22,153
10. Share-based compensation
Including previously granted awards, total expense of approximately €32 million was recorded for the Performance Share Units (“PSU”), Performance Restricted Share Units (“PRSU”) and Restricted Share Units (“RSU”) awards for the three months ended March 31, 2026. Total expense of approximately €18 million was recorded for the PSU, PRSU and RSU awards for the three months ended March 31, 2025.
The total number of PSU, PRSU and RSU awards outstanding at March 31, 2026, was approximately 25 million, 0.6 million and 24 million shares, respectively.

11. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At March 31, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Pension benefits	37	2,121	2,158	36	2,164	2,200
Health care and life insurance plans	122	1,395	1,517	119	1,397	1,516
Other post-employment benefits	49	571	620	37	578	615
Other provisions for employees	315	651	966	325	656	981
Total Employee benefits liabilities	523	4,738	5,261	517	4,795	5,312
As of March 31, 2026, the U.S. and Canada pension plans, representing the largest portion of the Company’s pension benefits, were remeasured resulting in a decrease in the net liability of approximately €306 million due to changes in the discount rate partially offset by an increase in the net liability of approximately €171 million due to unfavorable asset returns.
No curtailment losses were recognized during the three months ended March 31, 2026 and 2025.
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended March 31,
(€ million)	2026		2025
	Pension	OPEB	Pension	OPEB
Current service cost	27	14	34	13
Interest expense	243	29	294	31
Interest (income)	(220)	(3)	(274)	(3)
Other administrative costs	20	4	22	(3)
Total	70	44	76	38
Total contributions and direct benefit payments of €14 million were made to the pension plans in Enlarged Europe and North America during the three months ended March 31, 2026.

12. Provisions

	At March 31, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Product warranty and recall campaigns	4,515	9,277	13,792	4,562	9,562	14,124
Sales incentives	4,818	—	4,818	5,321	—	5,321
Restructuring	504	386	890	637	405	1,042
Legal proceedings and disputes	414	635	1,049	379	601	980
Commercial risks	2,686	5,195	7,881	2,779	6,002	8,781
Other risks	629	1,956	2,585	639	2,026	2,665
Total Provisions	13,566	17,449	31,015	14,317	18,596	32,913
Restructuring costs of €98 million and €123 million were recognized for the three months ended March 31, 2026 and 2025, respectively, the decrease was primarily related to lower workforce reductions mainly in Enlarged Europe.
The decrease in Commercial risks provision is primarily due to (i) €0.7 billion of cash payments related to charges recorded in the second half of 2025 and (ii) reversal of the U.S. greenhouse gas provision of €350 million.
In February 2026, the U.S. Environmental Protection Agency finalized actions to rescind the 2009 Greenhouse Gas Endangerment Finding under the Clean Air Act. The Endangerment Finding had previously provided the legal basis for federal regulation of greenhouse gas emissions from motor vehicles. As a result of this regulatory development, during the three months ended March 31, 2026, Stellantis recognized a gain of €66 million within Cost of revenues which was excluded from AOI. The net gain consisted of an impairment of greenhouse gas-related Other intangible assets of €284 million and the reversal of the related greenhouse gas provision of €350 million, which was recorded within Commercial risks.
13. Debt

	At March 31, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Notes	3,686	18,221	21,907	2,945	20,256	23,201
Borrowings from banks	1,609	560	2,169	1,311	649	1,960
Asset-backed financing	9,207	8,743	17,950	7,247	8,232	15,479
Lease liabilities	895	1,660	2,555	818	1,636	2,454
Other debt	1,931	1,407	3,338	1,800	1,053	2,853
Total Debt	17,328	30,591	47,919	14,121	31,826	45,947
Euro Medium Term Note Programme Notes
In January 2026, the Company repaid, at maturity, a €1,250 million note issued by FCA N.V. in 2020.
Undrawn committed credit lines
Stellantis N.V. has a syndicated revolving credit facility of €12.0 billion, structured in two tranches. The amount utilized under these credit lines was nil on March 31, 2026.

In December 2025, SFS U.S. established a privately placed CP program available up to a maximum of €1.9 billion ($2.2 billion). No CP was issued under the program in December 2025. Issuances under the CP program commenced in March 2026. At March 31, 2026, €0.3 billion ($0.3 billion) notes were outstanding under the CP program. These amounts are reported within the line item Other debt.
In connection with the the establishment of the CP program, the €0.9 billion ($1 billion) committed USD credit facility originally signed by SFS U.S. in March 2024 was amended and refinanced (the "SFS RCF"). The amended SFS RCF is structured in two tranches: €0.9 billion ($1 billion), with a 364-days tenor, and €1.1 billion ($1.3 billion), with a three-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. At March 31, 2026, the amount available under the amended SFS RCF, net of €0.3 billion of CP outstanding, was €1.6 billion ($1.9 billion).
Borrowings from banks
The increase of borrowings from banks is mainly due to issuance of new debt mainly in Brazilian financial services companies.
Asset-backed financing
Asset-backed financing primarily represented the amount of financing received by SFS U.S. through USD denominated securitization programs and amounted to €17,112 million at March 31, 2026, (€14,759 million at December 31, 2025) that will be settled through the collection of a portfolio of receivables which originate from consumers and dealers. The increase in asset-backed financing at March 31, 2026, is primarily due to securitizations made to fund the increase in the SFS U.S. portfolio.
Warehouse Credit Facilities
There are three revolving warehouse credit facilities used to finance loan originations by SFS U.S. The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the Company is unable to renew its facilities, the receivables pledged of €9.2 billion ($10.6 billion) as of March 31, 2026 would amortize over time to pay down the warehouse credit facilities; however, the Company would not be able to finance new receivables without alternative sources of funding.
SFS U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities where the underlying receivables carry fixed rates of interest and borrowings are based on the floating rate SOFR and CP indices.
ABS USD Term Notes
ABS USD Term Notes are issued in the U.S. by SFS U.S. for various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range of interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes.

ABS USD Term Loans
ABS USD Term Loans are provided by various banks which advance term loan proceeds secured by a pool of either retail loan receivables or consumer leases. Two asset-backed term loans outstanding as of March 31, 2026, with an aggregate balance of $1.2 billion (€1.0 billion) are secured by retail loan receivables with an aggregate balance of $1.5 billion (€1.3 billion). The remaining asset-backed term loan facility with a balance of $0.7 billion (€0.6 billion) as of March 31, 2026, is secured by $0.9 billion (€0.8 billion) in consumer lease receivables. These amounts are reported within the line item Asset-backed financing.
The terms governing the warehouse credit facilities and ABS Term Loans contain numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency and credit loss experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Loan or warehouse credit facilities. The ABS Term Notes generally do not contain financial covenants or covenants related to delinquency experience or credit losses.
14. Other liabilities
Other liabilities consisted of the following:

	At March 31, 2026			At December 31, 2025
(€ million)	Current	Non-current	Total	Current	Non-current	Total
Payables for buy-back agreements	5,641	2,813	8,454	5,313	2,576	7,889
Accrued expenses and deferred income	7,135	822	7,957	6,323	789	7,112
Indirect tax payables	1,498	6	1,504	1,354	7	1,361
Payables to personnel	1,534	3	1,537	1,749	2	1,751
Social security payables	573	2	575	472	2	474
Service contract liabilities	763	1,446	2,209	744	1,444	2,188
Derivatives operating liabilities	83	16	99	150	27	177
Other	3,222	622	3,844	3,160	628	3,788
Total Other liabilities	20,449	5,730	26,179	19,265	5,475	24,740
15. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2026 and December 31, 2025:

	At March 31, 2026				At December 31, 2025
(€ million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial securities and equity instruments measured at FVOCI	76	—	305	381	108	—	289	397
Financial securities and equity instruments measured at FVPL	1,093	8	397	1,498	1,110	4	351	1,465
Derivative financial assets	—	202	1	203	—	303	1	304
Derivative operating assets	—	559	7	566	—	397	9	406
Collateral deposits	17	—	—	17	20	—	—	20
Receivables from financing activities	—	—	15	15	—	—	3	3
Trade receivables	—	16	—	16	—	4	—	4
Money market securities	14,843	—	—	14,843	13,191	—	—	13,191
Total Assets	16,029	785	725	17,539	14,429	708	653	15,790
Derivative financial liabilities	—	19	—	19	—	36	—	36
Derivative operating liabilities	—	98	2	100	—	177	—	177
Total Liabilities	—	117	2	119	—	213	—	213
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
The fair value of money market securities is also based on available market quotations.
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair values of Financial securities classified in level 3 are calculated using valuation techniques that incorporate inputs that are not directly observable in active markets. Therefore, the Company uses discounted cash flow models with the significant input being market discount rates along with the most recent financing rounds for certain investments.
The fair value of Other receivables is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three Months Ended March 31, 2026
(€ million)	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
At January 1	3	640	10	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	14	(4)	—
Issues/(Settlements)	12	—	—	—
Purchases/(Sales)	—	(30)	—	—
Transfer (from)/to level 3	—	78	—	—
At March 31	15	702	6	—

	Three Months Ended March 31, 2025
(€ million)	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
At January 1	—	922	(1)	66
Change in scope of consolidation	—	(11)	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	154	3	—
Issues/(Settlements)	83	—	—	(66)
Purchases/(Sales)	—	(38)	—	—
At March 31	83	1,027	2	—
The gains/(losses) included in the Interim Condensed Consolidated Income Statements during the three months ended March 31, 2026 and 2025 were recognized within Net financial expenses. Of the total gains/(losses) recognized in Other comprehensive income, €4 million of losses were recognized within Fair value remeasurement of cash flow hedges (€211 million of gains at March 31, 2025), €14 million of gains were recognized within Exchange differences on translating foreign operations (€24 million of losses at March 31, 2025) and nil were recognized within Gains and losses from remeasurement of financial assets (€30 million of losses at March 31, 2025).
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At March 31, 2026		At December 31, 2025
(€ million)	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
Dealer financing		3,464	3,470	3,084	3,095
Retail financing		11,825	10,753	10,703	10,096
Finance leases		582	564	540	522
Other receivables from financing activities		1,451	1,458	1,401	1,360
Total Receivables from financing activities(1)	7	17,322	16,245	15,728	15,073

Notes		21,907	20,877	23,201	22,698
Borrowings from banks & Other debt		5,507	5,510	4,813	4,823
Asset-backed financing		17,950	18,008	15,479	15,331
Total Debt, excluding Lease liabilities	13	45,364	44,395	43,493	42,852
(1) Amounts exclude receivables measured at FVPL
The carrying value of financial securities measured at amortized cost was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount. Refer to Note 8, Financial assets for additional information.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At March 31, 2026, €20,558 million and €318 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2025, €22,381 million and €317 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Borrowings from banks and Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of the Borrowings from banks and Other debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At March 31, 2026, €5,216 million and €295 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2025, €4,465 million and €358 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively.
16. Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies affiliated with Exor N.V., which include Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco").
The amounts for transactions with related parties recognized in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended March 31,
	2026				2025
(€ million)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)
Joint arrangements and associates	3,545	1,121	(8)	8	2,752	498	1	2
CNHI	—	(2)	—	—	2	—	—	—
Ferrari N.V.	1	—	—	—	1	—	—	—
Iveco	34	2	—	—	26	1	—	—
Assets and liabilities from transactions with related parties were as follows:

	At March 31, 2026				At December 31, 2025
(€ million)	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)	Trade and other receivables	Trade payables and Other liabilities(2)	Asset-backed financing	Debt(1)
Joint arrangements and associates	3,552	3,059	58	95	2,793	2,620	6	103
CNHI	3	—	—	—	3	—	—	—
Ferrari N.V.	7	—	—	—	8	—	—	—
Iveco	65	55	—	—	34	34	—	—
(1) Related to Debt excluding Asset-backed financing, refer to Note 13, Debt for additional information
(2) Trade payables and Other liabilities at December 31, 2025 previously reported have been increased by €1,052 million to reflect the portion of payables for buy-back agreements related to transactions with Leasys

17. Guarantees granted, commitments and contingent liabilities
Guarantees granted and commitments
As of March 31, 2026, the Company had granted guarantees to third parties totaling €203 million in respect of Contemporary Star Energy’s commitments, with Stellantis España guaranteeing €102 million, or 50 percent of the total.
In 2024, NextStar entered into a loan facility with third‑party financial institutions for a notional amount of €1,144 million ($1,344 million at December 31, 2025), which was 49 percent guaranteed by Stellantis N.V. The facility was fully drawn at December 31, 2025. In March 2026, the Stellantis guarantees were terminated in connection with the exit from NextStar.
Litigation
U.S. Securities Class Actions
In August 2024, a putative securities class action complaint was filed in the U.S. District Court of the Southern District of New York against Stellantis N.V. and certain of its former officers, alleging that the defendants made material misstatements relating to the Company’s 2024 financial guidance. In March 2026, the Court ruled in favor of Stellantis N.V.'s motion to dismiss. Plaintiffs filed a notice of appeal in April 2026. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

In April 2026, a putative securities class action complaint was filed in the U.S. District Court of the Southern District of New York against Stellantis N.V. and certain of its current and former officers, alleging that the defendants made material misstatements relating to the Company's electrification strategy, earnings growth prospects and anticipated restructuring charges. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Other commitments, arrangements and contractual rights
At March 31, 2026, total joint venture and associate capital commitments were €1.2 billion covering the period up to 2037.
18. Equity
Share capital
At March 31, 2026, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At March 31, 2026, the fully paid-up share capital of Stellantis amounted to €37 million (€37 million at December 31, 2025) and consisted of 2,903,716,295 common shares (2,903,716,295 at December 31, 2025), of which 6,208,530 held in treasury (6,233,099 at December 31, 2025), 866,522,224 special voting shares A (866,522,224 at December 31, 2025) of which 139,606 held in treasury (113,162 at December 31, 2025).
At March 31, 2026 there were 2,897,507,765 outstanding common shares (2,897,483,196 at December 31, 2025). In the three months ended March 31, 2026, 24,231 were delivered in execution of the Share-based compensation plans.
Share buyback program
At the annual general meeting (“AGM”) on April 13, 2023, the Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from the date of the 2023 AGM. The authorization was renewed in the same terms at the AGM on April 14, 2026.
Perpetual subordinated fixed rate resettable capital securities (“Hybrid perpetual notes”)
In March 2026, the Company issued three tranches of Hybrid perpetual notes:
•€2.2 billion with a non‑call period of 5.25 years and an annual coupon of 6.250 percent until the first reset date on June 16, 2031;
•€1.8 billion with a non‑call period of 8 years and an annual coupon of 6.875 percent until the first reset date on March 16, 2034; and
•GBP 865 million (€997 million) with a non‑call period of 6.5 years and an annual coupon of 8.250 percent until the first reset date on September 16, 2032.

Coupon
The fixed-rate coupons are subject to a reset every five years, beginning from the respective first reset date indicated above.
Coupon payments may be deferred indefinitely at the Company’s discretion, and Stellantis is not obligated to make any payments, subject to certain conditions. Deferred coupons will accumulate and will become payable only if the Hybrid perpetual notes are called by Stellantis. In limited circumstances such as the declaration of dividends, payments on junior securities or parity obligations, Stellantis is required to pay any then-deferred coupons.
The Hybrid perpetual notes have no maturity date, however, subject to applicable non-call periods, the Company may redeem them in whole at its discretion.
Accounting treatment
Debt and equity instruments are classified by the Company as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and with the definitions of a financial liability and equity instrument set out in IAS 32 - Financial Instruments.
Equity instruments issued by the Company are recognized when the proceeds are received, net of direct issuance costs.
The repurchase of equity instruments issued by the Company is recognized and deducted directly in equity. No gain or loss is recognized in the profit or loss on the purchase, sale, issue or cancellation of equity instruments issued by the Company.
Distributions to holders of equity instruments are recognized directly in equity.
The characteristics of the Hybrid perpetual notes give the Company an unconditional right to avoid paying the principal or interest. As a result, and in accordance with IAS 32, these securities are classified as equity instruments, and any payment, net of taxes is accounted for as a deduction of equity.
The issuance discount and transaction costs related to these issuances amount to €72 million, and have been recorded in equity, in accordance with IAS 32.
19. Earnings/(loss) per share
In 2026, following the issuance of Hybrid perpetual notes classified as equity (refer to Note 18, Equity for additional information), coupons accrued on these instruments, together with the Hybrid perpetual notes, are accounted for in a separate reserve within equity, which is not available for distribution to equity holders. The deferred tax effect arising from the issuance discount and other costs on the Hybrid perpetual notes is also recognized directly in equity within Retained earnings and other reserves. Accordingly, the coupon accrued and the deferred tax impact are deducted from Net profit/(loss) attributable to the equity holders of the parent in calculating both basic and diluted earnings per share. No such adjustment was required in 2025, as no Hybrid perpetual notes were outstanding during that period.

Basic (loss)/earnings per share
Basic (loss)/earnings per share for the three months ended March 31, 2026 and 2025 was determined by dividing the Net profit/(loss) attributable to the equity holders of the parent adjusted for coupons on Hybrid perpetual notes, net of taxes, by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings/(loss) per share:

		Three months ended March 31,
		2026	2025
Net profit/(loss) attributable to owners of the parent	million	390	(371)
Coupon and tax impacts on Hybrid perpetual notes	million	8	—
Weighted average number of shares outstanding	thousand	2,897,491	2,880,496
Basic (loss)/earnings per share		0.14	(0.13)
Diluted (loss)/earnings per share
In order to calculate the diluted (loss)/earnings per share during the three months ended March 31, 2026, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested share-based compensation awards at March 31, 2026 as determined using the treasury stock method.
For the three months ended March 31, 2026, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
For the three months ended March 31, 2025, as a result of the loss attributable to owners of the parent, the theoretical effect that would arise if the share-based payment plans were exercised was not taken into consideration in the calculation of diluted earnings/(loss) per share as this would have had an anti-dilutive effect.
The following table summarize the amounts used to calculate the diluted (loss)/earnings per share for the three months ended March 31, 2026 and 2025:

		Three months ended March 31,
		2026	2025
Net profit/(loss) attributable to owners of the parent	million	390	(371)
Coupon and tax impacts on Hybrid perpetual notes	million	8	—
Weighted average number of shares outstanding	thousand	2,897,491	2,880,496
Number of shares deployable for share-based compensation	thousand	14,374	0
Weighted average number of shares outstanding for diluted earnings per share	thousand	2,911,865	2,880,496
Diluted (loss)/earnings per share		0.14	(0.13)
20. Segment reporting
The Company’s activities are carried out through five regional vehicle reportable segments: North America, Enlarged Europe, Middle East & Africa, South America and Asia Pacific. Refer to Note 1, Basis of Preparation for additional information on segment reporting changes.

See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement, to Adjusted operating income. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment for the three months ended March 31, 2026 and 2025:

Three months ended March 31, 2026	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	16,114	14,374	2,387	3,583	435	1,239	—	38,132
Net revenues from transactions with other segments	—	1	1	40	—	54	(96)	—
Net revenues	16,114	14,375	2,388	3,623	435	1,293	(96)	38,132

Net profit/(loss)								377
Tax expense/(benefit)								161
Net financial expenses/(income)								150
Operating income/(loss)								688

Adjustments:
Restructuring and other costs, net of reversals(1)	(7)	100	4	—	1	—	—	98
Takata airbags recall campaign(2)	—	49	5	—	—	—	—	54
Costs related to product plan realignments and program cancellations(3)	181	(25)	—	—	—	—	—	156
U.S. GHG regulation change(4)	(66)	—	—	—	—	—	—	(66)
Other(5)	17	13	—	—	—	1	(1)	30
Total adjustments	125	137	9	—	1	1	(1)	272
Adjusted operating income/(loss)	263	8	282	393	(30)	186	(142)	960

Share of profit of equity method investees, excluding adjustments	30	18	9	1	(17)	70	—	111
(1) Primarily related to workforce reductions, mainly in Enlarged Europe
(2) Related to Takata campaigns on certain vehicles mainly in Enlarged Europe
(3) Primarily related to costs incurred as result of product plan realignments and program cancellations, including €181 million impairment losses recognized in North America, as well as a provision reversal of €25 million in Enlarged Europe
(4) Following the repeal of GHG emissions standards in the U.S., the Company recognized a gain of €66 million within Cost of revenues. The net gain consisted of an impairment of greenhouse gas-related Other intangible assets of €284 million and the elimination of the related greenhouse gas provision of €350 million
(5) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, and (ii) gains/(losses) recognized on the disposal of non-significant assets in Enlarged Europe

Three Months Ended March 31, 2025	North America	Enlarged Europe	Middle East & Africa	South America	Asia Pacific	Other activities	Unallocated items & eliminations	Stellantis
(€ million)
Net revenues from external customers	14,469	14,168	2,282	3,668	485	741	—	35,813
Net revenues from transactions with other segments	—	2	6	11	1	101	(121)	—
Net revenues(1)	14,469	14,170	2,288	3,679	486	842	(121)	35,813

Net profit/(loss)								(387)
Tax expense/(benefit)								(26)
Net financial expenses/(income)								97
Operating income/(loss)								(316)

Adjustments:
Restructuring and other costs, net of reversals(2)	(38)	161	—	—	—	—	—	123
Impairment expense and supplier obligations, net of reversals(3)	162	12	—	319	—	—	—	493
Takata airbags recall campaign(4)	—	65	—	—	—	—	—	65
Other(5)	(20)	(28)	—	1	3	16	(10)	(38)
Total adjustments	104	210	—	320	3	16	(10)	643
Adjusted operating income	(542)	292	376	407	(20)	91	(277)	327

Share of profit of equity method investees, excluding adjustments	5	(74)	(5)	(2)	(22)	61	—	(37)
(1) With effect from January 1, 2026, the Company’s segment structure was updated to align with how the CODM reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note1, Basis of Preparation for additional information.
(2) Primarily related to workforce reductions, mainly in Enlarged Europe
(3) Primarily related to (i) €233 million of impairments related to the cancellation of certain projects in North America and South America, (ii) €260 million for supplier obligations, mainly relating to projects which were cancelled prior to launch in South America
(4) Related to Takata campaigns on certain vehicles in Enlarged Europe
(5) Mainly related to net gains on disposals of fixed assets

21. Subsequent events
On April 9, 2026, SFS U.S., through its indirect wholly-owned subsidiary First investors Auto Owners Trust 2026-1, issued approximately $498 million of asset-backed notes secured by approximately $572 million of retail finance receivables. The proceeds were used to repay amounts outstanding under SFS U.S.’s warehouse credit facilities.